K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 27, 2018

VIA EDGAR

Mr. John Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Beacon Apollo Total Return Fund
Registration Statement on Form N-2 File No. 333-225559 and 811-23351

Dear Mr. Ganley:

The following are responses by and on behalf of the American Beacon Apollo Total Return Fund (“Registrant”) to the comments received from you via letter dated July 11, 2018, regarding the Registration Statement on Form N-2 (“Registration Statement”) for American Beacon Apollo Total Return Fund (the “Fund”), a series of the Registrant, which was filed with the Securities and Exchange Commission (“SEC”) on June 11, 2018. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.

Cover Page

1.
The term “total return” in the Fund’s name suggests that the Fund will seek total return as an investment objective. The Fund’s Investment Objective, however, does not refer to total return. Please revise either the Fund’s name or objective to ensure they are consistent.

The Registrant has revised its investment objective as follows:

The Fund seeks to generate attractive risk-adjusted total returns using a multi-sector approach to fixed income value investing.

2.	The paragraph captioned “Investment Strategy” states that the Fund may invest in high yield bonds. Please disclose here that high yield bonds are commonly referred to as “junk bonds.”

The Registrant has made the requested change.

Securities and Exchange Commission
July 27, 2018

3.
The second sentence of the paragraph captioned “Leverage” states that the Fund currently expects to borrow in an amount up to 20% of the Fund’s total assets. Please express this amount of leverage also as a percentage of net assets.

The Registrant has made the requested change.

Prospectus Summary — Principal Investment Strategies (Page 1)

4.
The second sentence of this section states that assets will be allocated to areas the Sub-Advisor believes will produce the most attractive absolute risk-adjusted returns. Please explain the term “attractive absolute risk-adjusted returns.”

The Registrant has replaced the abovementioned sentence with the following disclosure:

The Fund is expected to allocate dynamically across the credit universe to the areas which the Sub-Advisor believes produce the most attractive risk-adjusted returns. Risk-adjusted returns are generally understood to frame investments in the context of the level of risk that is associated with a particular investment.

5.	This section states that the Fund will invest in structured credit. Please describe this asset class.

The Registrant has clarified that structured credit assets include investments such as collateralized loan obligations and customized commercial and consumer obligations.

6.	Please disclose in this section the Fund’s policy with respect to maturity and/or duration of its credit investments.

The Registrant has added the following disclosure to the Principal Investment Strategies section:

The average duration of the Fund’s portfolio is expected to be in the range of zero to three (0 to 3) years, as calculated by the Sub-Advisor, although it may be longer at any time or from time to time depending on market conditions and other factors. There is no limit on the maturity or duration of any individual instrument in which the Fund may invest. See “Investment Objective, Strategies, and Risks—Duration Management.”

Prospectus Summary — Risk Considerations (Page 4)

7.
This section includes headings for more than 60 risks, some of which include additional subheadings for risks. Please review the risks and ensure that only principal risks of investing are disclosed in this section. Non-principal risks may be disclosed elsewhere in the registration statement.

Securities and Exchange Commission
July 27, 2018

The Registrant confirms that all of the risks disclosed in the “Risk Considerations” section are principal risks of investing in the Fund.

8.
The paragraph captioned “Assignment and Participation Risk” states that the Fund may acquire exposure to bank loans through loan participations. It further states that the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Please disclose in the Statement of Additional Information that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s classification as a diversified company and the Fund’s fundamental investment restriction on industry concentration (Section 5(b)(1) and 8(b)(1)(E) of the Investment Company Act of 1940). See Pilgrim Prime Rate Trust, SEC No-action Letter (pub. avail. June 29, 1989).

The Registrant does not currently intend to invest directly in loan participations and has deleted from the Registration Statement references to loan participations. Therefore, the Registrant has not added to the SAI any additional disclosure regarding the treatment of lending intermediaries and borrowers as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration.

Summary of Fund Expenses (Page 17)

9.
Footnote 1 includes a table that assumes there is no borrowing. Please revise the format of this table to clearly distinguish it from the fee table required by Item 3 of Form N-2 (e.g., indent, different font and font size).

The Registrant has made the requested change.

Appendix B – Prior Performance Information of the Sub-Advisor (Page 63)

10.
The first paragraph of this section states that performance information is presented for Similar Funds managed by the Sub-Advisor or an affiliate of the Sub-Advisor. Please explain to us your basis for presenting performance information for an affiliate of the Sub-Advisor.

As reflected in the first paragraph of Appendix B of the prospectus, the individuals on the portfolio management team that will be responsible for the day-to-day management of the Fund are also responsible for the day-to-day management of the Similar Funds. The Similar Funds include the funds and accounts managed by the Sub-Advisor or an affiliate of the Sub-Advisor whose investment objectives, policies and strategies are substantially similar to those of the Fund.

Securities and Exchange Commission
July 27, 2018

General Comments

11.
We note that portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

The Registrant acknowledges the Staff’s comment.

12.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

The Registrant does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

13.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Registrant has not submitted and, at the present time, does not expect to submit exemptive applications or no-action requests for relief needed for the Registration Statement to become effective. The Registrant notes, however, that it currently plans to submit an exemptive application for an order granting certain exemptions in connection with the issuance of multiple classes of shares.

14.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Registrant will respond to the Staff’s letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a Staff comment, the Registrant has so indicated in this letter.

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Securities and Exchange Commission
July 27, 2018

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015 or Jennifer R. Gonzalez at (202) 778-9286.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Diana Lai
Teresa Oxford
American Beacon Advisors, Inc.

Jennifer R. Gonzalez
K&L Gates LLP